FIDUCIARY MANAGEMENT, INC.
Investment Counsel

FMI FOCUS FUND (FMIOX)
Month-End Performance Summary

11/30/2006

Month-to-Date		1.99%
3 Month		8.11%
Calendar Year-to-Date		12.07%
Fiscal Year-to-Date		5.82%
1 Year		13.42%
3 Year Annualized		9.28%
5 Year Annualized		9.33%
10 Year Annualized		EFF < 10 YRS
15 Year Annualized		EFF < 15 YRS
20 Year Annualized		EFF < 20 YRS
25 Year Annualized		EFF < 25 YRS
Since Inception Annualized	(12/16/1996)	20.98%

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted.

For more information about the FMI Family of Funds, including fees and expenses, call (800) 811-5311 for a free prospectus (also available from this website). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

FIDUCIARY MANAGEMENT, INC.
Investment Counsel

FMI LARGE CAP FUND (FMIHX)
Month-End Performance Summary

11/30/2006

Month-to-Date		0.74%
3 Month		7.57%
Calendar Year-to-Date		14.73%
Fiscal Year-to-Date		3.87%
1 Year		15.79%
3 Year Annualized		15.22%
5 Year Annualized		EFF < 5 YRS
10 Year Annualized		EFF < 10 YRS
15 Year Annualized		EFF < 15 YRS
20 Year Annualized		EFF < 20 YRS
25 Year Annualized		EFF < 25 YRS
Since Inception Annualized	(12/31/2001)	10.66%

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted.

For more information about the FMI Family of Funds, including fees and expenses, call (800) 811-5311 for a free prospectus (also available from this website). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.